VIA EDGAR

October 02, 2024

Seamus O’Brien, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Funds Trust (the “Trust”)
	File Nos.:	File Nos. 333-278528 and 811-23952
	Funds:	Lincoln Inflation Plus Fund and Lincoln U.S. Equity Income Maximizer Fund (each a “Fund,” collectively the “Funds”)

Dear Mr. O’Brien:

This letter responds to your comments, provided via phone meeting on September 25, 2024, to the Trust’s registration statement filed on Form N-1A on April 5, 2024, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses.

Lincoln Inflation Plus Fund

1.	Reconcile the discussion of “total return” in the Fund’s investment objective with the discussion of this objective in the Fund’s principal investment strategy section referencing “capital growth.”

RESPONSE: The requested revision has been made. The Registrant has updated the Fund’s principal investment strategy as follows:

The Fund seeks to provide a total return above U.S. inflation over an economic cycle (generally, rolling three-to-five-year periods) as measured by the United States Consumer Price Index after fees have been deducted.

2.	Confirm in correspondence whether there are acquired fund fees and expenses (“AFFE”) for the Fund.

RESPONSE: The Fund will have 3 bps of AFFE. The Fund’s fee table and expense examples have been adjusted accordingly.

3.

Reconcile the reference to the Fund’s investment objective in the Fund’s principal investment strategy section which discusses “capital growth” with the discussion of “total return” in the Fund’s investment objective.

RESPONSE: Please see Registrant’s response to Comment 1.

4.	Revise the disclosure to remove references to “alternative” asset classes as previously noted in Respondent’s response to comment 17(a) in the Staff’s initial comment letter.

RESPONSE: The requested revision has been made. The Registrant has updated the Fund’s principal investment strategy to remove mention of “alternative” asset classes. The sentence now reads as follows:

The Fund may invest indirectly in commodities and other asset classes through derivatives or Underlying Funds.

5.	Given the inclusion of Fund of Funds Risk in the Fund’s principal risks section, confirm in correspondence there is no AFFE for the Fund.

RESPONSE: Please reference Respondent’s response to Comment 2.

6.

Disclose in the statement of additional information (“SAI”) that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

RESPONSE: The requested revision has been made. The Registrant following disclosure has been added to the Fund’s SAI:

The Fund may invest in commodities and other instruments via a wholly-owned subsidiary. Such subsidiary complies with provisions of the 1940 Act relating to affiliated transactions, custody, and on both an individual and an aggregate basis, capital structure and leverage. The subsidiary has the same custodian as the Fund. Any investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts as if it were an investment adviser to the Fund.

7.

Disclose in the SAI that the Fund complies with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18.

RESPONSE: Please see Respondent’s response to Comment 6.

8.

Disclose in the SAI that any investment adviser to the Subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act.

RESPONSE: Please see Respondent’s response to Comment 6.

Lincoln U.S. Equity Income Maximizer Fund

9.	Disclose that the Fund is actively managed and remove the duplicated sentence in the discussion of the Fund’s principal investment strategy.

RESPONSE: The requested revision has been made. The duplicated sentence has been removed and the Registrant has updated the Fund’s principal investment strategy as follows:

The Fund is actively managed and invests in an index replication-style portfolio constructed from certain of the top 500 listed U.S. companies by market capitalization.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Teriana Griggs

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